# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Conifer Holdings, Inc., CIK 0001502292
CUSIP: 20731J102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 3001 West Big Beaver Road, Suite 319, Troy, Michigan (MI), 48084
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0000905729-17-000276
Filed by CIK 0001718951
Persons authorized to receive notices and communications: Clarkston Ventures, LLC, 91 West Long Lake Road, Bloomfield Hills, Michigan (MI), 48304, 248-205-2254

## Reporting persons
- Clarkston Ventures, LLC (CIK 0001718951): type of reporting person: partnership (PN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,735,769; sole dispositive power 0; shared dispositive power 3,735,769; aggregate amount beneficially owned 3,735,769 (30.6% of the class)
- Jeffrey A. Hakala (CIK 0001735480): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,735,769; sole dispositive power 0; shared dispositive power 7,735,769; aggregate amount beneficially owned 7,735,769 (47.7% of the class)
  Comment: Note to row 8, 10 and 11: Includes 4,000,000 shares of common stock issuable upon exercise of warrants held by Clarkston 91 West LLC.
- Gerald W. Hakala (CIK 0001943122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,735,769; sole dispositive power 0; shared dispositive power 7,735,769; aggregate amount beneficially owned 7,735,769 (47.7% of the class)
  Comment: Note to row 8, 10 and 11: Includes 4,000,000 shares of common stock issuable upon exercise of warrants held by Clarkston 91 West LLC.
- Clarkston 91 West, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (24.7% of the class)
  Comment: Note to row 8, 10 and 11: Includes 4,000,000 shares of common stock issuable upon exercise of warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Conifer Holdings, Inc.
Address of issuer's principal executive offices: 3001 West Big Beaver Road, Suite 319, Troy, Michigan (MI), 48084

## Item 2. Identity and Background
Name of person filing: This Amendment No. 5 to Schedule 13D is being filed with respect to shares of the Issuer's Common Stock held by Clarkston Ventures, LLC and a warrant to purchase shares of the Issuer's Common Stock held by Clarkston 91 West, LLC. Jeffrey A. Hakala and Gerald W. Hakala (the "Individual Members") are the members of Clarkston Ventures, LLC and Clarkston 91 West, LLC and are each deemed to have beneficial ownership over the Issuer's Common Stock owned by Clarkston Ventures, LLC and the warrant to purchase shares of the Issuer's Common Stock owned by Clarkston 91 West, LLC. Together with Clarkston Ventures, LLC and Clarkston 91 West, LLC, the Individual Members comprise a group within the meaning of Section 13(d)(3) of the Act.
Citizenship: Clarkston 91 West, LLC is a Michigan limited liability company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Clarkston Ventures LLC acquired 100,000 shares of the Issuer's Common stock in a private purchase on December 12, 2024 using working capital. Clarkston 91 West, LLC purchased a warrant entitling it to purchase up to 4,000,000 shares of Common Stock on February 27, 2025 in a private purchase pursuant to a Securities Purchase Agreement using working capital of Clarkston 91 West, LLC. The warrants became exercisable upon receipt of stockholder approval on June 3, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Clarkston Ventures, LLC purchased its 3,735,769 shares of Common Stock of the Issuer for investment purposes. Clarkston Ventures, LLC is a private special purpose vehicle and is not an operating company or public company.

Clarkston 91 West LLC purchased 1,500 shares of Series B Preferred Stock of the Issuer and warrants to purchase 4,000,000 shares of common stock of the Issuer for investment purposes. See item 6 below for additional information regarding the purchases of these securities and their terms and, in particular, voting rights included therein. Clarkston 91 West LLC is a private special purpose vehicle and is not an operating company or public company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the time of this filing, Clarkston Ventures, LLC owns 3,735,769 shares of the Issuer's Common Stock, or 30.6%, and Clarkston 91 West, LLC owns a warrant that entitles them to purchase 4,000,000 shares of the Issuer's Common Stock, or 24.7%. For the Individual Members, who together with Clarkston Ventures, LLC and Clarkston 91 West, LLC comprise a group within the meaning of Section 13(d)(3) of the Act, see Items 7-13 of the individual cover pages above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the individual cover pages above.
Transactions in the class effected during the past sixty days: Clarkston Ventures LLC acquired 100,000 shares of the Issuer's Common stock in a private purchase on December 12, 2024 using working capital. Clarkston 91 West, LLC purchased a warrant entitling it to purchase up to 4,000,000 shares of Common Stock on February 27, 2025 in a private purchase pursuant to a Securities Purchase Agreement using working capital of Clarkston 91 West, LLC. The warrants became exercisable upon receipt of stockholder approval on June 3, 2025.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 27, 2025, the Issuer sold 1,000 shares of its newly designated Series B Preferred Stock, no par value (the "Series B Preferred Stock") and common stock purchase warrants (the "Warrants") exercisable for 4,000,000 shares of Common Stock (together with the Warrants and Series B Preferred Stock, the "Securities"), to Clarkston 91 West LLC ("Clarkston 91 West"), an entity affiliated with each of the Individual Members, for an aggregate purchase price of $5,000,000 pursuant to a Securities Purchase Agreement (the "Purchase Agreement"). The Warrants, which entitle Clarkston 91 West to purchase up to 4,000,000 shares of Common Stock at an exercise price of $1.50 per share, were subject to approval by the Issuer's stockholders, which was received on June 3, 2025. The Warrants will expire on January 31, 2027. On March 3, 2025, the Issuer sold an additional 500 shares of Series B Preferred Stock to Clarkston 91 West, for an aggregate purchase price of $2,500,000. The sale of these Securities was consummated pursuant to a Securities Purchase Agreement (the "Additional Purchase Agreement"). The Series B Preferred Stock were issued pursuant to a Certificate of Designation of Series B Preferred Stock to the Issuer's Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Michigan on February 27, 2025 (the "Certificate of Designation").

The Series B Preferred Stock will rank senior to all of the common stock of the Issuer. In the event of any Liquidation Event (as defined in the Certificate of Designation), after the satisfaction in full of the debts of the Issuer and the payment of any liquidation preference owed to the holders of shares of capital stock of the Issuer ranking senior to the Series B Preferred Stock, pari passu with the holders of any Parity Securities (as defined in the Certificate of Designation) by reason of their ownership thereof, but before any distribution or payment out of the assets of the Issuer shall be made to the holders of Junior Securities (as defined in the Certificate of Designation) by reason of their ownership thereof, an amount in cash per share equal to the Series B Redemption Price (as defined below).

The Series B Preferred Stock shall be entitled to a dividend at a rate equal to the prime rate of Waterford Bank, N.A. ("Waterford Bank") on the date that is 30 days prior to the applicable Dividend Payment Date (as defined in the Certificate of Designation) plus 600 basis points, provided, however, that if the prime rate determined by Waterford Bank shall ever be less than 12.0% per annum, (the "Floor" as defined in the Certificate of Designation), then the prime rate shall be deemed to be the Floor.

Each share of the Series B Preferred Stock entitles the Holder to 3,000 votes on each matter properly submitted to the Issuer's shareholders for their vote, however the aggregate voting power of all outstanding shares of the Series B Preferred Stock shall not exceed 19.99% of the aggregate voting power of all voting securities.

The Purchase Agreement and Additional Purchase Agreement are attached hereto as Exhibits 99.2 and 99.3, respectively. The Certificate of Designation is attached hereto as Exhibit 99.4. The form of Warrant is attached hereto as Exhibit 99.5.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Securities Purchase Agreement, dated February 27, 2025, by and between Conifer Holdings, Inc. and Clarkston 91 West LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

Exhibit 99.3 Securities Purchase Agreement, dated March 3, 2025, by and between Conifer Holdings, Inc. and Clarkston 91 West LLC (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

Exhibit 99.4 Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

Exhibit 99.5 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

## Signatures
- Clarkston Ventures, LLC: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala/Member (08/22/2025)
- Jeffrey A. Hakala: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala (08/22/2025)
- Gerald W. Hakala: /s/ Gerald W. Hakala, Gerald W. Hakala (08/22/2025)
- Clarkston 91 West, LLC: /s/ Salvatore F. Gianino, Salvatore F. Gianino, Chief Financial Officer (08/22/2025)